UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 20, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 January 2011
Number	02/11

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2010

•	BHP Billiton continues to benefit from its consistent deployment of capital towards high quality growth projects, with three commodities and five businesses recording half yearly production records.

•

Record iron ore production and shipments were achieved for both the half year and quarter. Western Australia Iron Ore shipments rose to an annualised rate of 148 million tonnes per annum in the quarter (100% basis).

•

Other quarterly production records were achieved at Hunter Valley Energy Coal (Australia) and the Alumar refinery (Brazil), while both Olympic Dam (Australia) and Antamina (Peru) reported record milling rates. Record exports from Hunter Valley Energy Coal for the quarter and half year reflected first production from the MAC20 project.

•

Queensland Coal (Australia) production was significantly affected by the persistent rain and flooding that impacted the Bowen Basin during the period. In the December 2010 quarter, Queensland Coal production declined by 30% when compared with the September 2010 quarter, while sales declined by 15%. The decision to increase pumping and drainage capacity following severe wet weather in the March 2008 quarter has minimised inpit water accumulation, although heavy rainfall that persisted for much of the December 2010 half year has significantly restricted overburden removal. When combined with disruption to external infrastructure, we expect an ongoing impact on production, sales and unit costs for the remainder of the 2011 financial year.

•

Permitting delays in the Gulf of Mexico (USA) continue to impact our Petroleum operations, causing the deferral of drilling of high volume production wells. Our current expectation is that production volumes for the 2011 financial year will be in line with the 2010 financial year.

Robust growth in developing economies remains the primary driver of commodity demand and further positive signs are emerging in the United States following the Federal Reserve’s ongoing efforts to stimulate the economy. When coupled with supply side constraint, which has been further exacerbated by weather related disruptions in countries such as Australia, Colombia and South Africa, BHP Billiton remains confident in the fundamentals for its core products.

Petroleum

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	48,944	23,494	0%	-1%	-8%
Natural Gas (bcf)	188.37	82.54	-1%	-9%	-22%

Total Petroleum Products (million boe)	80.34	37.25	0%	-4%	-14%

Total Petroleum Production – Production was in line with the December 2009 half year as the successful ramp up of Pyrenees (Australia) was offset by the deferral of production well drilling in the Gulf of Mexico and severe flooding in Pakistan. Production was lower than the September 2010 quarter following lower than average seasonal demand in Eastern Australia and planned downtime activities at operated and non-operated facilities.

Our current expectation is that production volumes for the 2011 financial year will be in line with the 2010 financial year.

Crude Oil, Condensate, and Natural Gas Liquids – Production growth at Pyrenees in the December 2010 half year was offset by the drilling moratorium in the Gulf of Mexico and associated permitting delays. There were no weather related impacts in the Gulf of Mexico through the hurricane season.

Natural Gas – Strong LNG production from North West Shelf (Australia) in the December 2010 half year was offset by severe flooding in Pakistan. Quarterly production was lower than comparable periods following a steeper than average decline in seasonal demand in Eastern Australia.

Aluminium

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Alumina (‘000 tonnes) (a)	2,025	1,025	14%	9%	2%
Aluminium (‘000 tonnes)	628	314	0%	0%	0%

Alumina – Production was higher than all comparable periods due to the ongoing ramp up of the Alumar refinery. Production in the December 2009 half year was impacted by an unplanned calciner outage at Worsley (Australia).

Aluminium – Production across all operations was in line with comparable periods.

Base Metals

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Copper (‘000 tonnes)	593.5	302.3	7%	11%	4%
Lead (tonnes)	134,066	64,925	8%	3%	-6%
Zinc (tonnes)	77,142	36,945	-27%	-38%	-8%
Silver (‘000 ounces)	23,723	11,571	6%	-1%	-5%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,967	957	33%	175%	-5%

Copper – Production was higher than all comparable periods and reflected solid performance across all operations, including record milling rates for Olympic Dam and Antamina. Additionally, the Pampa Norte Cerro Colorado (Chile) operation reported record milling rates for the December 2010 half year. The December 2009 quarter was impacted by the Clark Shaft outage at Olympic Dam and industrial action at the Pampa Norte Spence (Chile) operation.

Escondida (Chile) continues to expect production for the 2011 financial year to decline by five to 10 per cent when compared with the 2010 financial year, mainly due to lower ore grades.

At 31 December 2010, the Group had 287,276 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.30 per pound. The final price of these sales will be determined over the remainder of the 2011 financial year. In addition, 236,584 tonnes of copper sales from the 2010 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2010 will increase earnings(b) by US$667 million for the period.

Lead/Silver – Cannington (Australia) production was higher than the December 2009 half year with stronger grades more than offsetting lower milling rates due to planned maintenance.

Zinc – Production decreased in the December 2010 quarter as the Antamina mine plan progressed through a copper rich ore zone.

Uranium – Olympic Dam achieved record ore hoisting rates for the December 2010 half year following the successful repair of the Clark Shaft. Lower uranium grades and planned maintenance impacted production during the quarter.

Diamonds & Specialty Products

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Diamonds (‘000 carats)	1,379	676	-10%	-11%	-4%

Diamonds – Production for the December 2010 quarter was lower than both comparable periods due to a decrease in ore processed and lower average grade. Production continues to be influenced by the variability of ore sources due to the mix of open pit and underground mining.

Stainless Steel Materials

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Nickel (‘000 tonnes) (c)	81.5	43.0	-3%	-12%	12%

Nickel – Contained nickel production was marginally lower than the December 2009 half year, which included the drawdown of accumulated Nickel West (Australia) concentrate stocks. Metal volumes were impacted by the disruption of hydrogen and nitrogen gas supply at the Nickel West Kwinana refinery (Australia), however this was offset by the increased export of nickel in matte production.

As announced previously, Cerro Matoso (Colombia) production will be impacted for nine months due to the planned replacement of one of its two furnaces, commencing in the second half of the 2011 financial year.

Iron Ore

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Iron Ore (‘000 tonnes)	65,649	33,666	5%	4%	5%

Iron Ore – Record production and shipments were achieved for both the half year and quarter ended December 2010 despite the impact of ongoing tie-in activities related to its growth projects. Western Australia Iron Ore shipments rose to an annualised rate of 148 million tonnes per annum in the quarter (100% basis).

Samarco (Brazil) continued to operate above nameplate capacity during the period, recording strong performance across all three pellet plants.

BHP Billiton remains committed to its long term customer relationships and the transition to shorter term market based pricing.

Manganese

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Manganese Ore (‘000 tonnes)	3,951	1,829	47%	19%	-14%
Manganese Alloy (‘000 tonnes)	391	192	102%	47%	-4%

Manganese Ore – Half year production records were achieved for manganese ore and at GEMCO (Australia), facilitated by a significant improvement in market demand when compared with the December 2009 half year. Production was lower than the September 2010 quarter and reflected safety related downtime at Hotazel (South Africa) and wet weather impacts at GEMCO.

Record sales for the December quarter benefited from inventory that was accumulated in the prior quarter when port maintenance was undertaken at GEMCO.

Manganese Alloy – Production in the December 2010 quarter was broadly in line with the September 2010 quarter. Record manganese alloy sales were also achieved during the quarter.

Metallurgical Coal

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Metallurgical Coal (‘000 tonnes)	18,086	7,787	-1%	-12%	-24%

Metallurgical Coal – Queensland Coal production was significantly affected by the persistent rain and flooding that impacted the Bowen Basin in the December 2010 half year. In the December 2010 quarter, Queensland Coal production declined by 30 per cent when compared with the September 2010 quarter. The decline in Queensland Coal sales, however, was limited to 15 per cent and benefited from the relatively healthy level of inventory that was held across our supply chain at the commencement of the quarter.

BHP Billiton continues to assess the impact of the extreme weather events and confirms that force majeure has been declared for the majority of our Bowen Basin products, including Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, South Walker and Blackwater.

The decision to increase pumping and drainage capacity following severe wet weather in the March 2008 quarter has minimised inpit water accumulation, although heavy rainfall that persisted for much of the December 2010 half year has significantly restricted overburden removal. When combined with disruption to external infrastructure, we expect an ongoing impact on production, sales and unit costs for the remainder of the 2011 financial year.

Illawarra (Australia) recorded another quarter of robust production. Two longwall moves are expected to constrain volumes in the March 2011 quarter.

Energy Coal

	DEC 2010 HALF	DEC 2010 QTR	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
Energy Coal (‘000 tonnes)	33,619	16,513	0%	7%	-3%

Energy Coal – Production was higher than the December 2009 quarter having benefited from the start up of the MAC20 project at Hunter Valley Energy Coal and the ongoing ramp up of Klipspruit (South Africa). Record rainfall continued to constrain production at Cerrejon Coal (Colombia). Production was lower than the September 2010 quarter and largely reflected an unplanned outage at New Mexico Coal (USA).

Record exports from Hunter Valley Energy Coal for the quarter and half year, which included a greater proportion of high ash sales, reflected first production from the MAC20 project and the ongoing ramp up of the Newcastle Coal Infrastructure Group (NCIG) port facilities. The increase in sales is occurring as operations are experiencing adverse movements in currency markets, particularly in South Africa and Australia, and additional operating costs ahead of full production from the delivery of growth projects.

(a)	Excluding Suriname which was sold effective 31 July 2009.

(b)	Earnings before interest and tax.

(c)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia

Brendan Harris, Investor Relations

Tel: +61 3 9609 4323 Mobile: +61 437 134 814

email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations

Tel: +61 3 9609 4202 Mobile: +61 403 533 706

email: Leng.Y.Lau@bhpbilliton.com

Amanda Buckley, Media Relations

Tel: +61 3 9609 2209 Mobile: +61 419 801 349

email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa

Andre Liebenberg, Investor Relations

Tel: +44 20 7802 4131 Mobile: +44 7920 236 974

email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas

Ruban Yogarajah, Media Relations

Tel: US +1 713 966 2907 or UK +44 20 7802 4033

Mobile: UK +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Americas

Scott Espenshade, Investor Relations

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
		DEC 2009	SEPT 2010	DEC 2010	DEC 2010	DEC 2009	DEC H10 vs DEC H09	DEC Q10 vs DEC Q09	DEC Q10 vs SEPT Q10
PETROLEUM
Crude oil & condensate	(‘000 bbl)	20,506	22,087	20,652	42,739	42,154	1%	1%	-6%
Natural gas	(bcf)	91.15	105.83	82.54	188.37	189.32	-1%	-9%	-22%
Natural gas liquid	(‘000 bbl)	3,113	3,363	2,842	6,205	6,798	-9%	-9%	-15%
Total Petroleum Products	(million boe)	38.81	43.09	37.25	80.34	80.51	0%	-4%	-14%

ALUMINIUM
Alumina (a)	(‘000 tonnes)	939	1,000	1,025	2,025	1,780	14%	9%	2%
Aluminium	(‘000 tonnes)	313	314	314	628	626	0%	0%	0%

BASE METALS
Copper	(‘000 tonnes)	271.1	291.2	302.3	593.5	555.0	7%	11%	4%
Lead	(tonnes)	63,073	69,141	64,925	134,066	124,443	8%	3%	-6%
Zinc	(tonnes)	59,835	40,197	36,945	77,142	106,260	-27%	-38%	-8%
Gold	(ounces)	45,041	49,361	51,626	100,987	84,952	19%	15%	5%
Silver	(‘000 ounces)	11,689	12,152	11,571	23,723	22,458	6%	-1%	-5%
Uranium oxide concentrate	(tonnes)	348	1,010	957	1,967	1,478	33%	175%	-5%
Molybdenum	(tonnes)	113	208	485	693	354	96%	329%	133%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	760	703	676	1,379	1,540	-10%	-11%	-4%

STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	49.0	38.5	43.0	81.5	84.4	-3%	-12%	12%

IRON ORE
Iron ore	(‘000 tonnes)	32,449	31,983	33,666	65,649	62,555	5%	4%	5%

MANGANESE
Manganese ore	(‘000 tonnes)	1,537	2,122	1,829	3,951	2,693	47%	19%	-14%
Manganese alloy	(‘000 tonnes)	131	199	192	391	194	102%	47%	-4%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	8,893	10,299	7,787	18,086	18,297	-1%	-12%	-24%

ENERGY COAL
Energy coal	(‘000 tonnes)	15,460	17,106	16,513	33,619	33,519	0%	7%	-3%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton Interest	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		20,506	19,736	22,497	22,087	20,652	42,739	42,154
Natural gas (bcf)		91.15	88.27	90.98	105.83	82.54	188.37	189.32
NGL (‘000 bbl) (a)		3,113	2,769	3,182	3,363	2,842	6,205	6,798
Total Petroleum Products (million boe)		38.81	37.21	40.84	43.09	37.25	80.34	80.51

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	755	811	779	756	758	1,514	1,464
Suriname (b)	45%	—	—	—	—	—	—	78
Alumar	36%	184	210	183	244	267	511	316

Total		939	1,021	962	1,000	1,025	2,025	1,858

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	180	174	177	180	179	359	359
Bayside	100%	25	24	24	24	25	49	50
Alumar	40%	43	44	43	44	43	87	87
Mozal	47%	65	64	65	66	67	133	130

Total		313	306	309	314	314	628	626

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	130.6	101.5	113.2	110.7	112.7	223.4	233.4
Antamina	33.8%	26.6	22.4	25.3	23.2	27.2	50.4	50.9

Total		157.2	123.9	138.5	133.9	139.9	273.8	284.3

Cathode (‘000 tonnes)
Escondida	57.5%	45.9	36.2	44.2	45.0	47.1	92.1	93.8
Pampa Norte (d)	100%	40.4	65.2	69.6	66.4	66.0	132.4	110.0
Pinto Valley	100%	1.5	1.6	1.5	1.4	1.5	2.9	3.1
Olympic Dam	100%	26.1	2.2	37.3	44.5	47.8	92.3	63.8

Total		113.9	105.2	152.6	157.3	162.4	319.7	270.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	61,701	60,577	62,288	68,529	64,748	133,277	122,580
Antamina	33.8%	1,372	550	628	612	177	789	1,863

Total		63,073	61,127	62,916	69,141	64,925	134,066	124,443

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	18,324	15,257	13,935	15,260	14,920	30,180	33,514
Antamina	33.8%	41,511	31,340	31,487	24,937	22,025	46,962	72,746

Total		59,835	46,597	45,422	40,197	36,945	77,142	106,260

Refer footnotes on page 4.
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	20,924	20,010	21,586	24,807	23,133	47,940	34,829
Olympic Dam (refined gold)	100%	24,117	1,652	13,719	24,554	28,493	53,047	50,123

Total		45,041	21,662	35,305	49,361	51,626	100,987	84,952

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	825	794	743	803	796	1,599	1,337
Antamina	33.8%	1,360	1,079	1,234	989	1,025	2,014	2,399
Cannington	100%	9,334	9,605	9,324	10,159	9,509	19,668	18,347
Olympic Dam (refined silver)	100%	170	13	112	201	241	442	375

Total		11,689	11,491	11,413	12,152	11,571	23,723	22,458

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	348	89	712	1,010	957	1,967	1,478

Total		348	89	712	1,010	957	1,967	1,478

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	113	190	269	208	485	693	354

Total		113	190	269	208	485	693	354

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
Ekati™	80%	760	770	740	703	676	1,379	1,540

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	13.0	11.6	13.0	12.4	12.4	24.8	25.0
Yabulu (e)	100%	—	—	—	—	—	—	2.8
Nickel West	100%	36.0	31.7	32.7	26.1	30.6	56.7	59.4

Total		49.0	43.3	45.7	38.5	43.0	81.5	87.2

Refer footnotes on page 4.
IRON ORE
Production (‘000 tonnes) (f)
Newman (g)	85%	8,174	7,896	8,478	9,640	11,213	20,853	15,723
Goldsworthy Joint Venture	85%	417	421	422	384	225	609	845
Area C Joint Venture	85%	10,207	9,524	9,767	10,086	10,154	20,240	19,396
Yandi Joint Venture	85%	10,885	10,549	9,768	8,787	9,078	17,865	21,079
Samarco	50%	2,766	2,774	2,808	3,086	2,996	6,082	5,512

Total		32,449	31,164	31,243	31,983	33,666	65,649	62,555

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	664	781	845	938	779	1,717	1,092
Australia (h)	60%	873	929	876	1,184	1,050	2,234	1,601

Total		1,537	1,710	1,721	2,122	1,829	3,951	2,693

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	76	106	152	132	123	255	106
Australia (h)	60%	55	65	66	67	69	136	88

Total		131	171	218	199	192	391	194

METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	5,609	5,871	7,101	6,538	4,534	11,072	11,431
BHP Mitsui Coal (k)	80%	1,829	1,251	1,766	1,913	1,421	3,334	3,426
Illawarra	100%	1,455	1,035	2,060	1,848	1,832	3,680	3,440

Total		8,893	8,157	10,927	10,299	7,787	18,086	18,297

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	7,382	7,741	7,237	8,997	8,507	17,504	15,481
USA	100%	2,978	2,925	3,413	3,177	2,296	5,473	7,140
Australia	100%	2,887	3,177	2,802	2,506	3,394	5,900	6,060
Colombia	33%	2,213	2,499	2,818	2,426	2,316	4,742	4,838

Total		15,460	16,342	16,270	17,106	16,513	33,619	33,519

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	Includes Cerro Colorado and Spence.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,031	2,779	2,886	2,711	2,553	5,264	6,532
North West Shelf	2,362	2,328	1,977	2,237	2,188	4,425	4,667
Stybarrow	979	433	784	551	358	909	2,307
Pyrenees (a)	—	1,530	5,071	5,516	5,362	10,878	—
Other Australia (b)	46	15	13	15	10	25	218
Atlantis (c)	4,301	3,792	3,221	3,038	2,881	5,919	8,931
Mad Dog (c)	906	1,219	1,120	1,075	874	1,949	2,174
Shenzi (c) (d)	5,528	4,421	4,416	3,916	3,859	7,775	10,529
Trinidad /Tobago	398	407	349	285	—	285	843
Other Americas (c) (e)	453	403	370	359	430	789	926
UK	677	767	615	611	479	1,090	1,306
Algeria	1,717	1,543	1,587	1,686	1,587	3,273	3,510
Pakistan	108	99	88	87	71	158	211

Total	20,506	19,736	22,497	22,087	20,652	42,739	42,154

NATURAL GAS (billion cubic feet)
Bass Strait	24.20	18.81	30.02	38.81	20.94	59.75	55.51
North West Shelf	33.98	35.34	31.24	36.49	36.47	72.96	66.84
Other Australia (b)	5.47	5.60	4.99	6.00	3.83	9.83	11.30
Atlantis (c)	1.55	1.70	0.47	1.33	1.07	2.40	3.84
Mad Dog (c)	0.14	0.29	0.12	0.25	0.06	0.31	0.44
Shenzi (c) (d)	1.21	1.07	1.27	0.75	0.77	1.52	2.63
Other Americas (c) (e)	1.46	1.32	1.45	1.40	1.32	2.72	3.08
UK	5.08	7.36	6.03	6.31	6.14	12.45	10.28
Pakistan	18.06	16.78	15.39	14.49	11.94	26.43	35.40

Total	91.15	88.27	90.98	105.83	82.54	188.37	189.32

NGL (‘000 barrels)
Bass Strait	1,572	1,376	1,817	2,030	1,412	3,442	3,652
North West Shelf	464	478	425	471	442	913	902
Atlantis (c)	290	227	212	188	177	365	563
Mad Dog (c)	40	45	47	42	42	84	89
Shenzi (c) (d)	351	275	265	196	336	532	640
Other Americas (c) (e)	45	43	41	42	54	96	99
UK	—	49	90	60	74	134	51
Algeria	351	276	285	334	305	639	802

Total	3,113	2,769	3,182	3,363	2,842	6,205	6,798

TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (f)	38.81	37.21	40.84	43.09	37.25	80.34	80.51

(a)	Pyrenees achieved first production on 1 March 2010.
(b)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(c)	Gulf of Mexico volumes are net of royalties.
(d)	The Genghis Khan operation is reported in Shenzi.
(e)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	755	811	779	756	758	1,514	1,464
Paranam, Suriname (a)	—	—	—	—	—	—	78
Alumar, Brazil	184	210	183	244	267	511	316

Total	939	1,021	962	1,000	1,025	2,025	1,858

Sales
Worsley, Australia	773	735	822	767	735	1,502	1,489
Paranam, Suriname (a)	—	—	—	—	—	—	74
Alumar, Brazil	180	218	175	239	271	510	334

Total (b)	953	953	997	1,006	1,006	2,012	1,897

ALUMINIUM
Production
Hillside, South Africa	180	174	177	180	179	359	359
Bayside, South Africa	25	24	24	24	25	49	50
Alumar, Brazil	43	44	43	44	43	87	87
Mozal, Mozambique	65	64	65	66	67	133	130

Total	313	306	309	314	314	628	626

Sales
Hillside, South Africa	203	172	169	148	160	308	350
Bayside, South Africa	27	25	32	29	31	60	53
Alumar, Brazil	45	43	48	44	43	87	89
Mozal, Mozambique	56	58	78	55	76	131	123

Total	331	298	327	276	310	586	615

Tolling Agreement (b)	—	—	—	—	—	—	15

	331	298	327	276	310	586	630

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes)	101,976	103,216	109,098	103,841	98,167	202,008	204,328
Sulphide ore milled (100%)	(‘000 tonnes)	20,246	17,697	17,711	19,697	18,789	38,486	36,470
Average copper grade	(%)	1.38%	1.29%	1.40%	1.24%	1.26%	1.25%	1.39%
Production ex Mill (100%)	(‘000 tonnes)	233.0	189.6	205.3	197.7	194.6	392.3	421.4
Production
Payable copper	(‘000 tonnes)	130.6	101.5	113.2	110.7	112.7	223.4	233.4

Payable gold concentrate	(fine ounces)	20,924	20,010	21,586	24,807	23,133	47,940	34,829
Copper cathode (EW)	(‘000 tonnes)	45.9	36.2	44.2	45.0	47.1	92.1	93.8
Payable silver concentrate	(‘000 ounces)	825	794	743	803	796	1,599	1,337
Sales
Payable copper	(‘000 tonnes)	144.3	100.4	106.4	114.8	113.9	228.7	233.2
Payable gold concentrate	(fine ounces)	23,031	20,390	20,604	25,661	23,357	49,018	35,022
Copper cathode (EW)	(‘000 tonnes)	51.1	40.3	45.0	40.0	46.1	86.1	91.8
Payable silver concentrate	(‘000 ounces)	910	786	714	831	804	1,635	1,351
Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	16,586	14,513	15,828	15,644	18,290	33,934	33,605
Ore milled	(‘000 tonnes)	4,314	4,367	4,707	4,584	4,631	9,215	8,072
Average copper grade	(%)	0.77%	0.72%	0.67%	0.73%	0.76%	0.75%	0.78%
Production
Copper cathode (EW)	(‘000 tonnes)	21.6	20.2	24.8	21.7	22.4	44.1	40.2
Sales
Copper cathode (EW)	(‘000 tonnes)	21.2	20.7	22.4	21.4	24.7	46.1	39.5
Spence
Material mined	(‘000 tonnes)	3,800	18,739	19,191	17,148	18,389	35,537	22,911
Ore milled	(‘000 tonnes)	1,190	4,917	4,389	4,427	4,567	8,994	5,860
Average copper grade	(%)	1.22%	1.34%	1.29%	1.22%	1.22%	1.22%	1.48%
Production
Copper cathode (EW)	(‘000 tonnes)	18.8	45.0	44.8	44.7	43.6	88.3	69.8
Sales
Copper cathode (EW)	(‘000 tonnes)	32.7	40.3	49.5	37.0	48.2	85.2	74.9
Antamina, Peru
Material mined (100%)	(‘000 tonnes)	29,485	26,705	30,014	30,599	32,722	63,321	57,056
Sulphide ore milled (100%)	(‘000 tonnes)	8,962	8,791	9,328	9,041	9,347	18,388	17,283
Average head grades
- Copper	(%)	1.15%	1.02%	0.99%	0.93%	1.06%	1.00%	1.13%
- Zinc	(%)	2.04%	1.59%	1.53%	1.35%	1.11%	1.23%	1.85%
Production
Payable copper	(‘000 tonnes)	26.6	22.4	25.3	23.2	27.2	50.4	50.9
Payable zinc	(tonnes)	41,511	31,340	31,487	24,937	22,025	46,962	72,746
Payable silver	(‘000 ounces)	1,360	1,079	1,234	989	1,025	2,014	2,399
Payable lead	(tonnes)	1,372	550	628	612	177	789	1,863
Payable molybdenum	(tonnes)	113	190	269	208	485	693	354
Sales
Payable copper	(‘000 tonnes)	26.6	20.3	24.3	27.7	21.8	49.5	52.2
Payable zinc	(tonnes)	40,280	33,030	34,643	23,937	24,912	48,849	70,913
Payable silver	(‘000 ounces)	1,135	965	893	1,242	882	2,124	2,214
Payable lead	(tonnes)	703	830	431	748	503	1,251	2,410
Payable molybdenum	(tonnes)	107	148	203	438	292	730	371
Cannington, Australia
Material mined	(‘000 tonnes)	839	714	837	742	824	1,566	1,679
Ore milled	(‘000 tonnes)	859	708	776	831	760	1,591	1,657
Average head grades
- Silver	(g/t)	405	494	441	447	459	453	411
- Lead	(%)	8.5%	10.0%	9.4%	9.6%	9.9%	9.7%	8.7%
- Zinc (%)		3.4%	3.5%	3.1%	3.0%	3.3%	3.1%	3.3%

Production
Payable silver	(‘000 ounces)	9,334	9,605	9,324	10,159	9,509	19,668	18,347
Payable lead	(tonnes)	61,701	60,577	62,288	68,529	64,748	133,277	122,580
Payable zinc	(tonnes)	18,324	15,257	13,935	15,260	14,920	30,180	33,514
Sales
Payable silver	(‘000 ounces)	9,652	8,268	11,280	9,219	9,973	19,192	17,630
Payable lead	(tonnes)	66,088	51,745	74,341	63,091	67,815	130,906	119,866
Payable zinc	(tonnes)	19,766	18,243	16,029	12,477	16,621	29,098	30,463
Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	734	689	1,363	2,710	2,513	5,223	3,213
Ore milled	(‘000 tonnes)	717	234	1,685	2,505	2,622	5,127	3,170
Average copper grade	(%)	1.99%	2.33%	1.94%	1.91%	1.78%	1.84%	1.77%
Average uranium grade	kg/t	0.58	0.57	0.58	0.54	0.50	0.52	0.58
Production
Copper cathode (ER)	(‘000 tonnes)	25.0	1.9	34.9	41.6	45.0	86.6	59.5
Copper cathode (EW)	(‘000 tonnes)	1.1	0.3	2.4	2.9	2.8	5.7	4.3
Uranium oxide concentrate	(tonnes)	348	89	712	1,010	957	1,967	1,478
Refined gold	(fine ounces)	24,117	1,652	13,719	24,554	28,493	53,047	50,123
Refined silver	(‘000 ounces)	170	13	112	201	241	442	375
Sales
Copper cathode (ER)	(‘000 tonnes)	23.7	6.1	29.3	42.2	45.3	87.5	59.8
Copper cathode (EW)	(‘000 tonnes)	1.5	0.7	1.5	2.8	2.9	5.7	4.7
Uranium oxide concentrate	(tonnes)	1,540	182	122	751	1,121	1,872	2,077
Refined gold	(fine ounces)	22,666	5,980	10,811	18,914	29,757	48,671	47,719
Refined silver	(‘000 ounces)	198	46	49	201	150	351	371
(a) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes)	1.5	1.6	1.5	1.4	1.5	2.9	3.1
Sales
Copper cathode (EW)	(‘000 tonnes)	1.6	1.1	1.5	1.8	1.0	2.8	2.9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,216	1,256	1,235	1,196	1,162	2,358	2,439
Production	(‘000 carats)	760	770	740	703	676	1,379	1,540

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	13.0	11.6	13.0	12.4	12.4	24.8	25.0
Sales	11.4	13.4	12.5	12.0	12.8	24.8	22.8
Yabulu, Australia (a)
Production
Nickel metal	—	—	—	—	—	—	2.8
Cobalt	—	—	—	—	—	—	0.1
Sales
Nickel metal	—	—	—	—	—	—	2.2
Cobalt	—	—	—	—	—	—	0.1
(a) Yabulu was sold effective 31 July 2009.
Nickel West, Australia
Production
Nickel contained in concentrate	5.3	7.1	6.1	0.9	1.7	2.6	9.4
Nickel contained in finished matte	13.0	10.6	15.7	13.6	21.8	35.4	18.0
Nickel metal	17.7	14.0	10.9	11.6	7.1	18.7	32.0

Nickel production	36.0	31.7	32.7	26.1	30.6	56.7	59.4

Sales
Nickel contained in concentrate	5.2	7.0	6.3	1.6	0.8	2.4	9.1
Nickel contained in finished matte	11.8	10.8	15.2	14.6	19.9	34.5	15.5
Nickel metal	17.5	14.9	9.2	12.2	9.6	21.8	31.6

Nickel sales	34.5	32.7	30.7	28.4	30.3	58.7	56.2

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	8,174	7,896	8,478	9,640	11,213	20,853	15,723
Goldsworthy Joint Venture	417	421	422	384	225	609	845
Area C Joint Venture	10,207	9,524	9,767	10,086	10,154	20,240	19,396
Yandi Joint Venture	10,885	10,549	9,768	8,787	9,078	17,865	21,079

Total (BHP Billiton share)	29,683	28,390	28,435	28,897	30,670	59,567	57,043

Total production (100%)	34,921	33,400	33,452	33,996	36,082	70,078	67,109
Shipments
Lump	8,141	8,071	7,135	7,822	7,830	15,652	15,980
Fines	20,787	19,974	21,512	21,049	23,870	44,919	40,719

Total (BHP Billiton share)	28,928	28,045	28,647	28,871	31,700	60,571	56,699
Total sales (100%)	34,033	32,994	33,703	33,966	37,294	71,260	66,705
(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.
Samarco, Brazil
Production	2,766	2,774	2,808	3,086	2,996	6,082	5,512
Shipments	2,933	2,594	2,591	2,634	3,460	6,094	6,009

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	664	781	845	938	779	1,717	1,092
Sales	751	741	929	657	947	1,604	1,463
Australia (a)
Saleable production	873	929	876	1,184	1,050	2,234	1,601
Sales	985	835	974	552	1,173	1,725	1,823
MANGANESE ALLOY
South Africa (a) (b)
Saleable production	76	106	152	132	123	255	106
Sales	66	77	101	95	153	248	167
Australia (a)
Saleable production	55	65	66	67	69	136	88
Sales	68	54	75	53	68	121	128

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,500	1,254	1,627	1,458	1,134	2,592	2,852
Goonyella	1,548	1,667	1,946	1,863	1,086	2,949	3,055
Peak Downs	817	1,030	1,298	1,117	984	2,101	2,004
Saraji	726	965	932	872	819	1,691	1,505
Norwich Park	575	375	528	468	73	541	967
Gregory Joint Venture	443	580	770	760	438	1,198	1,048

BMA total	5,609	5,871	7,101	6,538	4,534	11,072	11,431

BHP Mitsui Coal (b)
South Walker Creek	1,063	697	1,028	1,056	765	1,821	1,884
Poitrel	766	554	738	857	656	1,513	1,542

BHP Mitsui Coal total	1,829	1,251	1,766	1,913	1,421	3,334	3,426

Queensland total	7,438	7,122	8,867	8,451	5,955	14,406	14,857

Shipments
Coking coal	5,935	4,836	7,268	6,641	5,243	11,884	11,660
Weak coking coal	1,778	1,356	2,109	1,653	1,886	3,539	3,391
Thermal coal	204	385	339	368	206	574	657
Total	7,917	6,577	9,716	8,662	7,335	15,997	15,708

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,455	1,035	2,060	1,848	1,832	3,680	3,440
Shipments
Coking coal	1,408	980	1,652	1,388	1,495	2,883	3,505
Thermal coal	250	109	213	362	536	898	409

Total	1,658	1,089	1,865	1,750	2,031	3,781	3,914

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	DEC 2010	DEC 2009
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa
Production	7,382	7,741	7,237	8,997	8,507	17,504	15,481
Sales
Export	2,849	2,856	2,449	3,047	3,365	6,412	5,226
Local utility	4,687	4,263	4,351	5,667	5,024	10,691	10,065
Inland	49	56	47	110	96	206	95

Total	7,585	7,175	6,847	8,824	8,485	17,309	15,386

New Mexico, USA
Production
Navajo Coal	1,785	1,873	1,640	1,754	1,818	3,572	3,952
San Juan Coal	1,193	1,052	1,773	1,423	478	1,901	3,188

Total	2,978	2,925	3,413	3,177	2,296	5,473	7,140

Sales - local utility	3,660	2,555	3,005	3,361	3,339	6,700	7,264

Hunter Valley, Australia
Production	2,887	3,177	2,802	2,506	3,394	5,900	6,060
Sales
Export	2,959	2,263	2,524	2,626	3,253	5,879	4,725
Inland	382	601	474	404	180	584	1,001

Total	3,341	2,864	2,998	3,030	3,433	6,463	5,726

Cerrejon Coal, Colombia
Production	2,213	2,499	2,818	2,426	2,316	4,742	4,838
Sales - export	2,745	2,419	2,601	2,776	2,672	5,448	5,080